Exhibit 8.1

List of Subsidiaries of Ossen Innovation Co. Ltd.

Name	Country of Incorporation

Ossen Innovation Materials Group Co., Ltd.	British Virgin Islands
Ossen Group (Asia) Co., Ltd.	British Virgin Islands
Topchina Development Group Ltd.	British Virgin Islands
Ossen Innovation Materials Co. Ltd.	People’s Republic of China
Ossen (Jiujiang) Steel Wire & Cable Co., Ltd.	People’s Republic of China